SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATAKEY, INC.

(Name of Subject Company)

DATAKEY, INC.

(Name of Person Filing Statement)

Common Stock, $0.05 par value
and
Convertible Preferred Stock, #2.50 liquidation value

(Title of Class of Securities)

237909 10 6
(CUSIP Number of Class of Common Stock)
(No CUSIP for Convertible Preferred Stock)

David A. Feste
Datakey, Inc.
407 West Travelers Trail
Burnsville, MN 55337

(952) 890-6850
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Elizabeth M. Reiskytl
Fredrikson & Byron, P.A.
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 4. The Solicitation and Recommendation
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on September 21, 2004, by Datakey, Inc. (“Datakey”) relating to the third party tender offer by Snowflake Acquisition Corp. (“Purchaser”), a Minnesota corporation and wholly-owned subsidiary of SafeNet, to purchase all issued and outstanding shares of common stock, par value $.05 per share, and all issued and outstanding shares of convertible preferred stock, liquidation value $2.50 per shares, of Datakey, at a purchase price of $.65 per share of Common Stock and $2.50 per share of Preferred Stock. The terms and conditions of the Offer are described in the Offer to Purchase, dated September 21, 2004, as amended on October 13, 2004, and October 19, 2004, a copy of which is filed as Exhibit (a)(1) to the Schedule TO.

     Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add an additional paragraph to the “Background” subsection under Item 4(b) “Reasons and Background of the Offer.” Such additional paragraph is as follows:

ITEM 4. The Solicitation and Recommendation

(b) Reasons and Background of the Offer

Background

     On October 15, 2004, certain holders (including the aforementioned Baratz Group) of Datakey Convertible Notes filed a lawsuit against Datakey in the District Court of Hennepin County, Minnesota. The lawsuit alleges that (1) the plaintiffs are entitled to an additional payment of $500,000 under loan documents to which Datakey and the noteholders are parties and (2) Datakey wrongfully excluded designated noteholders from meetings of Datakey’s board of directors which resulted in the board’s approval of Datakey’s sale to Purchaser at a price which the Plaintiffs allege is significantly below Datakey’s fair market value. The noteholders’ lawsuit seeks unspecified damages. Datakey disputes the noteholders’ claims and intends to contest them. Upon the closing of the Merger, SafeNet intends to cause the Purchaser to contest the noteholders’ claims.

     To the extent that any condition to the closing of the Offer or the Merger would fail to occur because of this lawsuit, Purchaser has indicated in an amendment to its Schedule TO that it would waive any such condition and close the Offer and the Merger regardless of the existence of the noteholders’ lawsuit.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Timothy L. Russell
Timothy L. Russell, Chief Executive Officer (principal executive officer)
October 19, 2004
(Date)